Exhibit 99.1

TRANSACTION AND SUPPORT AGREEMENT

BETWEEN

ELDORADO GOLD CORPORATION

AND

FRONTIER PACIFIC MINING CORPORATION

TABLE OF CONTENTS

ARTICLE 1 THE AMENDED OFFER		2
1.1	The Amended Offer	2
1.2	Frontier Approval	4
1.3	Frontier Co-operation	4
1.4	Post Offer Covenants	5

ARTICLE 2 REPRESENTATIONS AND WARRANTIES		6
2.1	Representations and Warranties of Eldorado	6
2.2	Representations and Warranties of Frontier	6
2.3	Investigation	6
2.4	Corporate Knowledge	6

ARTICLE 3 CONDUCT OF BUSINESS		6
3.1	Negative Covenants of Frontier	6
3.2	Positive Covenants of Frontier	8
3.3	Eldorado Exclusivity	9
3.4	Access to Information	11
3.5	Arrangements for Cashless Exercise of Frontier Options	12
3.6	Agreement to Honour Existing Employment Agreements	12
3.7	Additional Covenants of Eldorado	12

ARTICLE 4 FEES AND OTHER ARRANGEMENTS		12
4.1	Break Fee	12
4.2	Right to Match Superior Proposal	13

ARTICLE 5 MUTUAL COVENANTS		14
5.1	Consultation	14
5.2	Further Assurances	14
5.3	Third Party Approvals	15

ARTICLE 6 TERMINATION, AMENDMENT & WAIVER		15
6.1	Termination	15
6.2	Effect of Termination	16
6.3	Amendment or Waiver	16

ARTICLE 7 MISCELLANEOUS		16
7.1	Headings and References	16
7.2	Number and Persons	16
7.3	Notices	16
7.4	Entire Agreement	17
7.5	Severability	17
7.6	Assignment	17
7.7	Expenses	17
7.8	Remedies	18
7.9	Choice of Law	18
7.10	Currency	18
7.11	Schedules	18
7.12	Counterparts	18

i

TRANSACTION AND SUPPORT AGREEMENT

THIS AGREEMENT made as of the 17th day of June, 2008,

BETWEEN:

ELDORADO GOLD CORPORATION, a company existing under the laws of Canada, with a registered and records office at Suite 2900, 550 Burrard Street, Vancouver, British Columbia, V6C 0A3

(“Eldorado”)

AND:

FRONTIER PACIFIC MINING CORPORATION, a company existing under the laws of British Columbia, with a registered and records office at Suite 2600, Three Bentall Centre, 595 Burrard Street, Vancouver, British Columbia, V7X 1L3

(“Frontier”)

BACKGROUND:

A.                                       Original Eldorado Offer:  On May 9, 2008, Eldorado made an offer (the “Original Offer”) to acquire all of the issued and outstanding common shares of Frontier (the “Frontier Common Shares”) on the basis of 0.1220 Eldorado common shares and $0.0001 in cash for each Frontier Common Share.  The terms of the Original Offer were described in a take-over bid circular (the “Bid Circular”) dated as of that date which was delivered to all shareholders of Frontier;

B.                                       Amendment to Original Offer:  Eldorado has agreed to amend the Original Offer by increasing the consideration being offered to each holder of Frontier Common Shares (the “Shareholders”) such that Eldorado will offer, for each Frontier Common Share:

(a)                              0.1220 Eldorado common shares;

(b)                             $0.0001 in cash; and

(c)                              one exchange receipt (an “Exchange Receipt”),

(collectively, the “Amended Offer”).

Each Exchange Receipt will entitle the holder thereof to receive, for no additional consideration, an additional 0.008 common shares of Eldorado if, prior to July 1, 2009 a joint ministerial resolution (a “JMR”) is issued in Greece by the joint ministerial council, comprised of the Ministries of Environment, Agriculture, Culture, Development and Health accepting the environmental terms of reference drafted by the Ministry of the Environment in respect of Frontier’s Perama Hill Gold Project;

C.                                       Recommendation and Support:  The board of directors of Frontier has determined that it would be in the best interests of Frontier and its Shareholders for the board of directors to recommend acceptance of the Amended Offer to the Shareholders and for Frontier to co-operate with Eldorado and take all reasonable action not inconsistent with the fiduciary obligations of the directors of Frontier to support the Amended Offer, all on the terms and subject to the conditions contained herein; and

D.                                       Support Agreement:  The board of directors of Frontier has determined that it would be in the best interests of Frontier and its Shareholders for Frontier to enter into this Agreement.  The board of directors of Eldorado has approved this Agreement.

Defined terms used in this Agreement and not otherwise defined are defined in Schedule A.

NOW THEREFORE, in consideration of the mutual covenants and agreements hereinafter set forth and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby covenant and agree as follows:

ARTICLE 1
THE AMENDED OFFER

1.1                                                                               The Amended Offer

(a)                              Agreement to Make Amended Offer:  Subject to the terms and conditions of this Agreement, Eldorado agrees to mail to the Shareholders a notice of extension and variation (a “Notice of Change”) containing all necessary disclosure so as to make the Amended Offer to such Shareholders.  Such Notice of Change shall be mailed in accordance with Applicable Laws to all registered Shareholders no later than the close of business on June 20, 2008.

(b)                             Conditions of Amended Offer:  The Amended Offer shall contain the same terms and conditions as are contained in the Original Offer with the following changes and additions:

(i)                                         condition (b) of the Original Offer shall be deleted in its entirety and replaced with a condition requiring Dundee Precious Metals Inc. and each member of the Frontier Group to have validly tendered to the Amended Offer, and not withdrawn at the expiry time of the Amended Offer, not less than an aggregate total of 71,782,616 Frontier Common Shares and that the Lock-Up Agreements (as defined below) shall not have been terminated; and

(ii)                                      the Toronto Stock Exchange shall have conditionally approved the issuance of the Exchange Receipts,

(collectively, the “Closing Conditions”).

(c)                                 Waiver of Minimum Condition:  Eldorado expressly reserves the right, in its sole discretion, to modify, waive or reduce the minimum tender condition (the “Minimum Condition”) or to waive or modify any other term or condition of the Amended Offer except that, without the prior written consent of Frontier, Eldorado shall not:

(i)                                     reduce the consideration offered per Frontier Common Share;

(ii)                                  change the form of consideration payable under the Amended Offer (other than to add additional consideration);

(iii)                               increase the Minimum Condition;

(iv)                              impose additional conditions to the Amended Offer; or

(v)                                 add to, amend or change any of the Amended Offer terms in any manner adverse to the Shareholders.

(d)                             No Fractional Shares:  No fractional Eldorado common shares will be issued pursuant to the Amended Offer.  Where a Shareholder is to receive Eldorado common shares as consideration under the Amended Offer and the aggregate number of Eldorado common shares to be issued to such Shareholder would result in a fraction of a Eldorado common share being issuable, the number of Eldorado common shares to be received by such Shareholder will either be rounded up (if the fractional interest is 0.5 or more) or down (if the fractional interest is less than 0.5) to the nearest whole number.

(e)                              Take Up and Pay:  Subject to the satisfaction or waiver of the Minimum Condition and the other Closing Conditions, Eldorado shall take up and pay for all Frontier Common Shares validly tendered (and not properly withdrawn) pursuant to the Amended Offer as soon as reasonably practicable and, in any event, not later than three (3) business days following the time at which Eldorado becomes entitled to take up such Frontier Common Shares under the Amended Offer pursuant to Applicable Laws.  Eldorado shall use its reasonable commercial efforts to consummate the Amended Offer, subject only to the terms and conditions hereof.

(f)                                Frontier Review of Offer:  Eldorado agrees to provide Frontier with a draft copy of the Notice of Change and other related documents, and any supplements or amendments to such documents prior to the filing or mailing thereof, on a confidential basis, and to provide Frontier with a reasonable opportunity to review and provide comments thereon.

(g)                             Director Circular:  The board of directors of Frontier shall prepare and approve in final form, for mailing by Eldorado concurrently with the mailing of the Notice of Change, an amendment to its existing directors’ circular recommending acceptance of the Amended Offer (the “Amended Directors’ Circular”).  Frontier agrees to provide Eldorado with a draft copy of the Amended Directors’ Circular and other related documents, and any supplements or amendments to such documents prior to the filing or mailing thereof, on a confidential basis, and to provide Eldorado with a reasonable opportunity to review and provide comments thereon.  The Amended Directors’ Circular shall not be withdrawn or materially modified unless the terms of the Amended Offer are materially modified after today’s date.

(h)                             Implementation Conditions: The obligation of Eldorado to proceed with making the Amended Offer is conditional on the prior satisfaction of the following conditions (the “Implementation Conditions”), all of which conditions are included for the sole benefit of Eldorado and any and all of which may be waived by Eldorado in whole or in part in its sole discretion without prejudice to any other rights it may have under this Agreement:

(i)                                 No Termination:  the obligations of Eldorado hereunder shall not have been terminated pursuant to section 6.1;

(ii)                              No Material Change:  no Materially Adverse change shall have occurred that would render it impossible, in the sole opinion of Eldorado acting reasonably, for the Minimum Condition or the other Closing Conditions to be satisfied;

(iii)                           Frontier Corporate Approval:  the board of directors of Frontier shall have unanimously resolved to recommend that Shareholders accept the Amended Offer and shall not have withdrawn such recommendation or changed such recommendation in a manner that has substantially the same effect as a withdrawal of it;

(iv)                          Fairness Opinion:  Frontier’s financial advisor shall have provided the board of directors of Frontier with the fairness opinion described in section 1.2(b) and this opinion shall not have been withdrawn or materially modified;

(v)                             No Adverse Proceedings:  no cease trade order, injunction or other prohibition at law shall exist against Eldorado making the Amended Offer or taking up or paying for Common Shares deposited under the Amended Offer; and

(vi)                          Lock-Up:  Eldorado and each member of the Frontier Group shall have executed and delivered to Eldorado a shareholder support and lock-up agreement and Eldorado’s existing support and lock-up agreement with Dundee Precious Metals Inc. shall remain in full force and effect (collectively, the “Lock-Up Agreements”).

1.2                                                                               Frontier Approval

(a)                                  Board Acceptance: Frontier represents that its board of directors, upon consultation with its advisors, has determined unanimously that:

(i)                                     the Amended Offer is fair to the Shareholders and is in the best interests of Frontier and the Shareholders;

(ii)                                  the board of directors will recommend that Shareholders accept the Amended Offer; and

(iii)                               this Agreement is in the best interests of Frontier and the Shareholders.

(b)                                 Advisor Approval: Frontier represents that its board of directors has received an opinion from its financial advisor that the Amended Offer is fair from a financial point of view to the Shareholders, taking into account the factors identified therein.

(c)                                  Director Tendering: Frontier represents that its directors have advised it that as at the date hereof they intend to tender their Common Shares to the Amended Offer and will so represent in the Amended Directors’ Circular in respect of the Amended Offer.

1.3                                                                               Frontier Co-operation

(a)                                  Further Information:  Frontier shall from time to time furnish Eldorado with such additional information, including updated or additional lists of holders of Common Shares and lists of securities positions, non-objecting beneficial owners and other assistance as Eldorado may reasonably request in order for Eldorado to be able to communicate the Amended Offer to the holders of Common Shares and to such other persons as are entitled to receive the Amended Offer under the Applicable Laws.

(b)                                 Review of Directors’ Circular:  Frontier shall provide Eldorado with a draft of any proposed modifications to the Amended Directors’ Circular prepared by Frontier, from time to time, prior to the mailing thereof, on a confidential basis, and to provide Eldorado with a reasonable opportunity to review and provide comments thereon.

1.4                                                                               Post Offer Covenants

(a)                                  Interim Period Directors:  Promptly upon the purchase by Eldorado pursuant to the Amended Offer of such number of Common Shares which represents at least 66 2/3% of the outstanding Common Shares, and from time to time thereafter, and subject to Applicable Laws, Eldorado shall be entitled to, and shall promptly following take-up and payment for Common Shares, designate the individuals to be appointed or elected the directors of Frontier.

Upon Eldorado purchasing at least 66 2/3% of the outstanding Common Shares as set out above and upon payment of all amounts due under section 3.6 hereof, all of the directors of Frontier, and Frontier shall, upon request by Eldorado, subject to Applicable Laws, use their reasonable efforts to secure the resignations of the current directors to enable Eldorado’s designees to be elected or appointed to the board of directors of Frontier and they shall exercise their reasonable efforts to cause Eldorado’s designees to be so elected or appointed.

(b)                                 Compulsory Acquisition:  Eldorado may, but need not, upon Common Shares being taken up and paid for under the Amended Offer, utilize the compulsory acquisition provisions of section 300 of the BCBCA in respect of Common Shares not tendered under the Amended Offer.  If Eldorado is unable to use such compulsory acquisition provisions or elects not to do so, Eldorado may, but need not, propose a statutory arrangement, amalgamation, merger or other combination (such transaction or compulsory acquisition hereinafter referred to as a “Second-Step Transaction”) of Frontier with Eldorado or an affiliate of Eldorado, if possible to do so under, and subject to compliance with, all Applicable Laws.

Eldorado agrees that if any Second-Step Transaction is effected it will provide that the holders of any remaining Common Shares not purchased by Eldorado pursuant to the Amended Offer shall be entitled to receive consideration per security at least equal to the amount paid per such security under the Amended Offer.  Nothing herein shall be construed to prevent Eldorado from acquiring, directly or indirectly, additional Common Shares in the open market, in privately negotiated transactions, in another take-over bid, tender offer or exchange offer, or otherwise in accordance with the Applicable Laws, following taking up and paying for Common Shares under the Amended Offer.

ARTICLE 2
REPRESENTATIONS AND WARRANTIES

2.1                                                                               Representations and Warranties of Eldorado

Eldorado hereby represents and warrants to Frontier as to those matters set forth in Schedule “B” hereto and acknowledges that Frontier is relying upon those representations and warranties in entering into this Agreement.

2.2                                                                               Representations and Warranties of Frontier

Frontier hereby represents and warrants to Eldorado as to those matters set forth in Schedule “C” hereto and acknowledges that Eldorado is relying upon those representations and warranties in entering into this Agreement.

2.3                                                                               Investigation

No investigation by or on behalf of any party prior to the date of this Agreement shall mitigate, diminish or affect the representations and warranties made by any other party pursuant to this Agreement unless the party making the investigation shall have actual knowledge prior to the date of this Agreement of any specific representation or warranty being untrue.  Where the provisions of Schedule “B” or “C” or elsewhere in this Agreement refer to disclosure in writing, such disclosure shall be made expressly in response to the applicable provision and shall be signed by a senior officer of the party making the disclosure.

2.4                                                                               Corporate Knowledge

Any reference in this Agreement to the “knowledge” of Frontier shall mean to the knowledge, information and belief of any of the senior management and directors of Frontier, after having made all necessary enquiries that a reasonable individual in such a position would make of other employees, agents or representatives of Frontier generally or of any other person.

ARTICLE 3
CONDUCT OF BUSINESS

3.1                                                                               Negative Covenants of Frontier

Frontier covenants and agrees that, during the period from the date of this Agreement until the earlier of: (i) the time (the “Effective Time”) of the appointment or election to the board of directors of Frontier of the persons designated by Eldorado who represent a majority of the board of directors of Frontier; or (ii) the date this Agreement is terminated unless Eldorado shall otherwise agree in advance in writing (except as required by law) or as otherwise expressly contemplated or permitted by this Agreement, Frontier shall not, and shall not permit any of its Subsidiaries to:

(a)                                  Corporate/Reorganizations:

(i)                                     alter any of the provisions of the constating documents of Frontier or of any of its Subsidiaries;

(ii)                                  resolve to reduce its share capital in any way or repurchase, redeem or otherwise acquire any of the Frontier Common Shares or any securities of its Subsidiaries;

(iii)                               reduce the stated capital of any of its Subsidiaries, if applicable;

(iv)                              make an allotment of, or issue or grant an option, warrant, call, conversion or exchange privilege or right of any kind to subscribe for, any of the Frontier Common Shares or securities of its Subsidiaries (other than as set forth in Schedule “D”);

(b)                                 Asset Transactions:  purchase or otherwise acquire or sell, transfer, lease, exchange or otherwise dispose of any interest in or right to land or any other single asset or property having a value in excess of $100,000 or assets or properties having an aggregate value in excess of $100,000 for Frontier and its Subsidiaries taken as a whole;

(c)                                  Material Contracts:  enter into, modify or amend any material agreement of Frontier or any Subsidiary, or relinquish any material contractual rights other than in the ordinary course of business consistent with past practice;

(d)                                 Credit Facilities:  except in respect of its current operations in the ordinary course of business consistent with past practice or pursuant to existing operating lines of credit and except pursuant to plans or proposals disclosed in writing to Eldorado on or prior to the date of this Agreement, incur or commit to incur or assume any indebtedness for borrowed money or issue any debt securities, or guarantee, endorse or otherwise become liable or responsible for, the obligations of any other person, or make any loans or advances in the aggregate in excess of $100,000, or enter into any interest rate, currency or commodity swaps, hedges, or other similar financial derivative instruments;

(e)                                  Settlement of Claims:  except in the usual, ordinary and regular course of business and consistent with past practice, satisfy any material claims, lawsuits, arbitrations or other adverse proceedings or liabilities except such as have been reserved against Frontier’s financial statements filed with Canadian securities regulatory authorities;

(f)                                    New Encumbrances:  mortgage, lease, encumber or charge any property, other than in the ordinary course of business, consistent with past practice;

(g)                                 Mergers:  re-organize, amalgamate or merge with any other person or resolve that it be wound up;

(h)                                 Acquisitions:  acquire or agree to acquire any person, corporation, partnership, joint venture or other business organization or division or agree to acquire any material assets;

(i)                                     Creditor Proceedings:  appoint or permit the appointment of a liquidator, receiver or trustee in bankruptcy for Frontier or any of its Subsidiaries or in respect of the assets of Frontier or any of its Subsidiaries;

(j)                                     Corporate Dissolution:  permit the making of an order by a court for the winding-up or dissolution of Frontier or any of its Subsidiaries;

(k)                                  Dividends and Other Distributions:  declare, set aside or pay any dividends, including for the purpose of effecting a share subdivision, or make declare, set aside or make any payment or distribution (in cash, stock, property or otherwise) with respect to its outstanding shares;

(l)                                     Labour/Employee Agreements:  establish, adopt, enter into, make or amend any collective bargaining, bonus, profit sharing, compensation, stock option, stock ownership, stock compensation, pension, retirement, deferred compensation, employment, termination, severance or other plan, agreement, trust, fund, policy or arrangement for the benefit of any director, officer or employee of Frontier or any of its Subsidiaries except as disclosed to Eldorado in writing prior to the date of this Agreement, or make any award or payment (whether by way of bonus, salary increase, stock option, pension benefit, profit sharing, retirement allowance, deferred compensation, incentive compensation, severance or termination pay or any other form of compensation or profit sharing) to any director, officer or employee of Frontier or any of its Subsidiaries other than pursuant to agreements in effect (without amendment) on the date hereof and previously disclosed in writing to Eldorado and, notwithstanding the foregoing, neither Frontier nor any of its Subsidiaries shall make, amend, or become obligated to make or amend any discretionary payment to or for the benefit of any director, officer or employee of Frontier or any of its Subsidiaries without the prior written consent of Eldorado;

(m)                               Material Developments:  implement any other material change in the present business, affairs, capitalization, dividend policy or financial condition of Frontier and its Subsidiaries, taken as a whole;

(n)                                 Capital Expenditures:  authorize any capital expenditures in excess of $100,000 for any item or series of items constituting parts of a single item or $100,000 in the aggregate for Frontier and its Subsidiaries taken as a whole for all such items; provided that Frontier and its Subsidiaries shall be authorized to make all capital expenditures in accordance with all commitments and contracts with third parties in existence at the date hereof as disclosed publicly by Frontier prior to the date of this Agreement;

(o)                                 Violation of Representations:  take any action that would, or would reasonable be expected to, render any representation or warranty made by Frontier in this Agreement untrue at any time at or prior to the Effective Time if made at such time, except for breaches of representations and warranties which, would not individually or in the aggregate, or would not be reasonably expected to, be Materially Adverse to Frontier.

3.2                                                                               Positive Covenants of Frontier

Frontier covenants and agrees with Eldorado that, except as expressly contemplated by this Agreement, as required by Applicable Laws or to the extent Eldorado has otherwise consented in advance in writing or as specifically contemplated or permitted by this Agreement, until the earlier of the Effective Time and the date this Agreement is terminated, Frontier shall:

(a)                                  Ordinary Course:  carry on its business and cause each of its Subsidiaries to carry on its and their respective business only in, and not take any action except in, the ordinary course of business and consistent with past practice;

(b)                                 Consultation with Eldorado:  confer on a regular basis with Eldorado with respect to operational matters and promptly advise Eldorado, orally and in writing, of any Materially Adverse change of Frontier or of any of its Subsidiaries and of any material governmental or third party complaints, investigations, or hearings (or communications indicating that the same may be contemplated);

(c)                                  Maintain Insurance:  maintain the current insurance (or re-insurance) policies of it and its Subsidiaries and not allow the same to be cancelled or terminated or any other coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance and re-insurance companies of nationally recognized standing providing coverage to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect;

(d)                                 Maintain Goodwill:  use, and cause each of its Subsidiaries to use, its commercially reasonable efforts to preserve intact their respective business organizations and goodwill, to keep available the services of their respective officers and employees as a group and to maintain satisfactory relationships with suppliers, distributors, customers and others with whom they have business relationships and inform Eldorado orally and in writing if any officer submits a resignation;

(e)                                  Ongoing Reporting:  furnish Eldorado with a copy of all material information and material reports (including financial statements, officer’s certificates, operating statements, inventory schedules, receivables (including aging reports), reports of operations and operating plans) prepared by Frontier and provided to directors and management of Frontier after the date hereof;

(f)                                    Permitting:  use its best efforts to advance and obtain all permits required in accordance with the legislated permitting procedure of Greece to allow the commencement of project construction at the Perama Hill Project, including the approval of an Environmental Impact Study, in respect of the Perama Hill Project, by the joint ministerial council.

3.3                                                                               Eldorado Exclusivity

(a)                                  Non-Solicitation:  Subject to subparagraph (b) below, Frontier and its Subsidiaries shall not, directly or indirectly, through any officer, director, employee, shareholder, advisor, investment banker, representative or agent of Frontier or any of its Subsidiaries:

(i)                                         solicit, initiate, encourage (including by way of furnishing information or entering into any form of agreement, arrangement or understanding) any inquiries or proposals regarding any merger, amalgamation, reorganization, consolidation, arrangement, business combination, recapitalization, take over bid, sale of assets (or any lease, long term supply agreement or other transaction having the same economic effect as a sale of assets), liquidation, issue or sale of shares or rights or interests therein or thereto, joint venture or similar transactions involving Frontier or any of its Subsidiaries (any of the foregoing inquiries or proposals being referred to herein as an “Acquisition Proposal”), or

(ii)                                      provide any confidential information to, participate in any discussions or negotiations relating to any such transactions with, or otherwise co-operate with or assist or participate in any effort to take such action by, any corporation, person or other entity or group, provided that, for greater certainty, Frontier may advise any Person making an unsolicited Acquisition Proposal that such Acquisition Proposal does not constitute a Superior Proposal when the board has so determined.

(b)                                 Fiduciary Qualifier:  Nothing contained in section 3.3(a) or other provisions of this Agreement shall prevent the board of directors of Frontier from considering or engaging in negotiations that could reasonably be expected to lead to a Superior Proposal.  In this Agreement a “Superior Proposal” is an unsolicited Acquisition Proposal made to Frontier in writing which did not result from a breach of sections 3.3(a) or 3.3(c) or this proviso and which the board of directors of Frontier in good faith and in its reasonable judgment, after consultation with its legal advisors and upon the advice of its financial advisors, determines will, if consummated (and taking into account the risk of non-completion), be more favourable to the holders of the Frontier Common Shares than the Amended Offer, and where the Acquisition Proposal (a) has a value that is greater than the value of the Amended Offer, (b) is not subject to any due diligence or access condition, (c) if it reflects that financing is required to complete such Acquisition Proposal, such financing has been demonstrated to the satisfaction of the board of directors of Frontier, acting in good faith (after receipt of advice from its financial advisors and outside counsel), to be reasonably likely to be obtained, and (d) is capable of completion without undue delay (taking into account all legal, financial, regulatory and other aspects of the proposal).  Nothing in this section 3.3 will preclude Frontier or its officers and board of directors from responding, within the time and in the manner required by the Applicable Laws, to any take over bid or tender or exchange offer made for Frontier Common Shares or other securities of Frontier.  For the purposes of this section 3.3(b), an Acquisition Proposal shall be deemed to be unsolicited so long as it did not result from a breach of section 3.3(a) or (c).

(c)                                  Termination of Discussions:  Frontier shall immediately cease and cause to be terminated any existing discussions or negotiations with any parties (other than Eldorado) that has, prior to the date of this Agreement, made an Acquisition Proposal or who is known by Frontier, acting reasonably, to be considering making an Acquisition Proposal.  Subject to section 3.3(e) below, Frontier shall not allow or permit access to any data or information rooms regarding Frontier except to Eldorado and its representatives and advisors.  Frontier agrees not to release any third party from any confidentiality or standstill agreement to which Frontier and such third party are a party.  Frontier shall immediately request the return or destruction of all information provided to any third parties who have entered into a confidentiality agreement with Frontier relating to a potential Acquisition Proposal and shall use its best efforts to ensure that such requests are honoured.

(d)                                 Notice of Proposals:  Frontier shall immediately notify Eldorado (but in no event later than 48 hours) of any Acquisition Proposal to which it is proposed to be made a party or any request for non-public information relating to Frontier or any of its Subsidiaries in connection with an Acquisition Proposal or for access to the properties, books or records of Frontier or any Subsidiary by any person or entity that may be considering making, or that has made, an Acquisition Proposal.  Such notice to Eldorado shall be made orally and in writing, and shall include the Acquisition Proposal (or such details as are known to Frontier and its representatives or advisors) and such details of the proposal, inquiry or contact as Eldorado may reasonably request and which is in the possession of, or under the control of, Frontier or its representatives or advisors, including the identity of the person making such proposal, inquiry or contact.

(e)                                  No Disclosure:  Frontier shall not make available, after the date hereof, any material non-public information to any party in connection with any potential or actual Acquisition Proposal.  Notwithstanding the foregoing, in the event that the board of directors of

Frontier receives a request for material non-public information from a party in connection with a bona fide Acquisition Proposal and the board of directors of Frontier determines in good faith that such proposal could reasonably be expected to lead to a Superior Proposal, then, and only in such case, Frontier may, subject to the execution of a confidentiality agreement in a customary form, provide such party with access to information regarding Frontier.  Frontier agrees to send a copy of any such confidentiality agreement to Eldorado immediately upon its execution (but in no event later than 48 hours).  Any confidential information provided to a third party must also be provided to Eldorado.

(f)                                    Frontier Representatives:  Frontier shall ensure that the officers, directors and employees of Frontier and its Subsidiaries and any investment bankers or other advisors or representatives retained by Frontier in connection with the transactions contemplated hereunder are aware of the provisions of this section, and Frontier shall be responsible for any breach of this section 3.3 by any of the foregoing.

3.4                                                                               Access to Information

(a)                                  Frontier Data and Resources:  From the date hereof until the earlier of the Expiry Time and the time this Agreement is terminated, Frontier shall (and shall cause each of its Subsidiaries to) designate one officer (the “Information Officer”) to facilitate reasonable ongoing information and access requests by Eldorado’s officers, employees, counsel, accountants and other authorized representatives and advisors (collectively, “Representatives”) to information, confidential or otherwise, with respect to Frontier and its Subsidiaries and their respective businesses, assets and properties, including books, contracts and records as well as access to management personnel and employees, subject to such access not interfering with the ordinary conduct of the business of Frontier and its Subsidiaries.  Further, Eldorado agrees that all information and access requests shall be made to the Information Officer and the Information Officer shall be entitled to be included in all meetings with management personnel and employees.

3.5                                                                               Arrangements for Cashless Exercise of Frontier Options

Frontier shall use its commercially reasonable efforts to cause all outstanding options to acquire Frontier Common Shares be exercised or, if not exercised, terminated (including termination pursuant to the Cashless Exercise Procedures, as defined below) at or prior to the Expiry Time.  As part of such efforts, the board of directors of Frontier may: (i) resolve to permit all persons holding such options pursuant to Frontier’s stock option plan which by its terms are exercisable or not, to exercise such options immediately after the date on which the Amended Offer is mailed to Shareholders, including by causing the vesting thereof to be accelerated; (ii) authorize Frontier to establish such procedures as are desirable or necessary to carry out a cashless exercise of such options (the “Cashless Exercise Procedures”); and (iii) authorize the cash payment by Frontier of the difference between the value of the consideration offered by Eldorado under the Amended Offer (determined using the volume weighted average price of Eldorado’s common shares on the ten trading days prior to exercise) and the exercise price of any Frontier option exercised pursuant to the Cashless Exercise Procedures.

Notwithstanding any other provision hereof, Frontier shall not use the Cashless Exercise Procedures or any similar procedures to make a cash payment in respect of options held by directors or officers of Frontier or its Subsidiaries.

3.6                                                                               Agreement to Honour Existing Employment Agreements

Eldorado agrees that, in the event it takes up and pays for Frontier Common Shares pursuant to the terms of the Amended Offer, it will cause Frontier to honour the terms of all employment agreements and arrangements, including termination and severance agreements and arrangements, between Frontier and its employees, provided and to the extent that such agreements or arrangements have been disclosed to Eldorado in writing as of the date hereof.

3.7                                                                               Additional Covenants of Eldorado

Eldorado agrees that it will use:

(a)                              best efforts to obtain the listing of the Exchange Receipts on the Toronto Stock Exchange prior to the Expiry Time. However, Frontier acknowledges that the Toronto Stock Exchange has provided Eldorado with its initial view that it would not likely be prepared to permit the listing of the Exchange Receipts and, as such, in the event that Eldorado is not able to obtain such listing, such failure shall not constitute a breach of the terms hereof; and

(b)                             commercially reasonable efforts to cause Frontier or its Subsidiaries to obtain the JMR before July 1, 2009.

ARTICLE 4
FEES AND OTHER ARRANGEMENTS

4.1                                                                               Break Fee

If at any time after the execution of this Agreement:

(a)                                  Withdrawal of Support:  The board of directors of Frontier withdraws or modifies in a manner adverse to Eldorado any of its recommendations or determinations referred to in section 1.2 or resolves to do so prior to the Expiry Time (other than as a direct result of and in direct response to a material breach by Eldorado of its obligations hereunder or other than as a direct result of a change occurring after the date of this Agreement in respect of Eldorado that is Materially Adverse) or the board of directors of Frontier recommends acceptance by the Shareholders of, or that Shareholders vote in favour of, a Superior Proposal; or

(b)                                 Frontier Supporting Superior Proposal: Frontier terminates this Agreement pursuant to section 6.1(g); or

(c)                                  Failure of Completion Condition:  The Minimum Condition or any other condition of the Amended Offer has not been satisfied or waived at the Expiry Time and Eldorado has not elected to waive such condition or extend the Amended Offer and:

(i)                                     a bona fide written Acquisition Proposal has been made and publicly announced by any person (the “Acquisition Proposal Offeror”), other than Eldorado, prior to the Expiry Time and not withdrawn at least five days prior to the Expiry Time; and

(ii)

(A)                          Frontier consummates an Acquisition Proposal with the Acquisition Proposal Offeror, or a person acting jointly or in concert with the Acquisition Proposal Offeror (within the meaning of that expression as used in the Applicable Laws) prior to the expiration of 365 days following termination of this Agreement;

(B)                            the Acquisition Proposal Offeror, together with persons acting jointly or in concert with the Acquisition Proposal Offeror, acquires sufficient securities of Frontier that, together with their currently held Frontier Common Shares, represent de facto control of Frontier, prior to the expiration of 365 days following termination of this Agreement; or

(C)                            Frontier enters into a definitive agreement with respect to an Acquisition Proposal with the Acquisition Proposal Offeror, or a person acting jointly or in concert with the Acquisition Proposal Offeror, prior to the expiration of 120 days following the termination of this Agreement, and thereafter consummates such Acquisition Proposal;

(each of the above being a “Fee Event”) then Frontier shall forthwith pay to Eldorado, or as Eldorado may direct, as liquidated damages an amount (the “Break Fee”) equal to $7,200,000.

For greater certainty, Frontier shall not be obliged to make more than one payment under this Section 4.1 if one or more of the events specified herein occurs.

4.2                                                                               Right to Match Superior Proposal

The parties agree that:

(a)                                  if, before the Effective Time, Frontier receives a written Acquisition Proposal that the board of directors of Frontier determines is a Superior Proposal, Frontier shall, in accordance with section 3.3(d), immediately notify Eldorado in writing of the proposal and provide to Eldorado a copy of the proposal;

(b)                                 until the expiration of the four business day period referred to in section 4.2(c) below, Frontier shall not take any action to withdraw, modify or change its recommendation with respect to the Amended Offer or to approve or implement or enter into any agreement to approve or implement such Superior Proposal; and

(c)                                  within four business days after the later of the date of such notification and the date Eldorado receives a copy of the document evidencing such Superior Proposal, Eldorado may, by notice in writing to Frontier, agree to amend this Agreement to increase the consideration to be paid to Shareholders pursuant to the Amended Offer to an amount having a value at least equal to the value of the consideration offered under such Superior Proposal (provided that for the purposes of this Agreement, the value of any non-cash consideration proposed to be paid, delivered or issued under any Superior Proposal or by Eldorado (unless the consideration proposed to be paid, delivered or issued under such Superior Proposal or by Eldorado includes an all-cash option, in which case the value of such consideration shall be equal to such cash consideration) shall be determined by the board of directors of Frontier (having consulted any financial advisor of Frontier or obtained other independent financial advice), acting reasonably, and Frontier shall forthwith provide to Eldorado all data, opinions and other information relied upon by the board of directors of Frontier in order to arrive at its determination of the value of any non-cash consideration to be paid), in which case Frontier and Eldorado shall agree to any amendments required to so increase the consideration and Frontier shall not take any action to withdraw its recommendation with respect to the Amended Offer, as amended, or to approve or implement such Superior Proposal or release the person making such Superior Proposal from any standstill or confidentiality obligation.

ARTICLE 5
MUTUAL COVENANTS

5.1                                                                               Consultation

The parties agree to consult with each other in issuing any press releases or otherwise making public statements with respect to the Amended Offer or any other Acquisition Proposal and in making any filings with any federal, provincial or state governmental or regulatory agency or with any securities exchange with respect thereto.  Subject to the requirements of the Applicable Laws, each party shall use its commercially reasonable efforts to enable the other party to review and comment upon all such press releases prior to release thereof.

5.2                                                                               Further Assurances

Subject to the terms and conditions herein, the parties agree to use their respective reasonable best efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable under Applicable Laws and regulations thereunder, to consummate the transactions contemplated by this Agreement and the Amended Offer, including the execution and delivery of such documents as the other party may reasonably require, and using commercially reasonable efforts to effect all necessary registrations, filings and submissions requested by governmental authorities.

5.3                                                                               Third Party Approvals

Each of Eldorado and Frontier will, and Frontier will cause its Subsidiaries to, use their reasonable commercial efforts (i) to obtain all necessary waivers, consents and approvals from other parties to material loan agreements, leases and other contracts or agreements (including, in particular but without limitation, the agreement of any persons as may be required pursuant to any material agreement, arrangement or understanding relating to Frontier’s operations), (ii) to obtain all necessary consents, approvals and authorizations as are required to be obtained under any federal, provincial or foreign law or regulations with respect to this Agreement or the Amended Offer, (iii) to lift or rescind any injunction or restraining order or other order adversely affecting the ability of the parties to consummate the transactions contemplated hereby or by the Amended Offer, and (iv) to fulfil all conditions and satisfy all provisions of this Agreement and the Amended Offer.

ARTICLE 6
TERMINATION, AMENDMENT & WAIVER

6.1                                                                               Termination

This Agreement (other than the provisions of Section 4.1, which shall survive any such termination, other than termination under (c) or (d) below) may be terminated at any time prior to the first date on which Eldorado takes up and pays for Frontier Common Shares under the Amended Offer:

(a)                                  by agreement in writing executed by Eldorado and Frontier;

(b)                                 by Eldorado at any time by written notice if Frontier is in default of any material covenant or obligation under this Agreement or Frontier or any member of the Frontier Group is in default of any material covenant or obligation under the Lock-Up Agreement or any representation or warranty of Frontier under this Agreement or of the Frontier Group under the Lock-Up Agreement is untrue or incorrect (except for breaches which would not individually or in the aggregate, or would not be reasonably expected to, be Materially Adverse to Frontier);

(c)                                  by Frontier at any time by written notice if Eldorado is in default of any material covenant or obligation under this Agreement or any representation or warranty of Eldorado under this Agreement is untrue or incorrect (except for breaches which would not individually or in the aggregate, or would not be reasonably expected to, be Materially Adverse to Eldorado);

(d)                                 by either party by written notice after August 15, 2008 if Eldorado has not purchased any Frontier Common Shares pursuant to the Amended Offer, otherwise than as a result of the breach by the party wishing to terminate this Agreement of any material covenant or obligation under this Agreement or as a result of any representation or warranty of such party in this Agreement by being untrue or incorrect in any material respect;

(e)                                  by Eldorado by written notice if the Minimum Condition or any other Closing Condition has not been satisfied or waived at the Expiry Time and Eldorado has not elected to waive such condition or extend the Amended Offer;

(f)                                    by Eldorado by written notice upon the occurrence of a Fee Event as provided for in section 4.1; or

(g)                                 by Frontier if, prior to the Expiry Time or termination of the Amended Offer, an Acquisition Proposal is received by Frontier which is a Superior Proposal and Eldorado does not agree to make the amendments referred to in section 4.2(c).

6.2                                                                               Effect of Termination

In the event of the termination of this Agreement as provided in section 6.1, this Agreement shall forthwith have no further force or effect and there shall be no further obligations on the part of Eldorado or Frontier hereunder except those obligations that have accrued to such date.  Nothing herein shall relieve any party from liability for a breach of the Agreement.

6.3                                                                               Amendment or Waiver

This Agreement may be amended, modified or superseded, and any of the terms, covenants, representations, warranties or conditions hereof may be waived, but only by written instrument executed by each of the parties hereto; provided, however, that either of Frontier or Eldorado may in its discretion waive a condition herein which is solely for its benefit without the consent of the other.  No waiver of any nature, in any or more instances, shall be deemed or construed as a further or continued waiver of any condition or any breach of any other term, representation or warranty in this Agreement.

ARTICLE 7
MISCELLANEOUS

7.1                                                                               Headings and References

The division of this Agreement into articles, sections and the insertion of descriptive headings are for convenience of reference only and do not control or affect the meaning, interpretation or construction of any provisions of this Agreement.  Unless otherwise specified, references to articles or sections are to articles and sections of this Agreement.

7.2                                                                               Number and Persons

In this Agreement, unless the contrary intention appears, words importing the singular include the plural and vice versa, and words importing persons shall include a natural person, firm, trust, partnership, association, corporation, joint venture or government (including any governmental board, agency or instrumentality thereof).

7.3                                                                               Notices

All notices or other communications which are permitted or required hereunder shall be communicated confidentially and in writing and shall be sufficient if delivered personally, or sent by confidential facsimile addressed as follows:

To Eldorado:

Eldorado Gold Corporation

1188, 550 Burrard Street

Vancouver, British Columbia

V6C 2B5

Facsimile:  (604) 687-4026

Attention:  Paul N. Wright, President and Chief Executive Officer

With a copy to:

Borden Ladner Gervais, LLP

1200 - 200 Burrard Street

Vancouver, British Columbia

V7X 1T2

Facsimile:  (604) 622-5802

Attention:  Fred R. Pletcher

To Frontier:

Frontier Pacific Mining Corporation

Suite 875, 555 Burrard Street, Bentall Two Centre

Vancouver, British Columbia

V7X 1M8

Facsimile:  (604) 717-6427

Attention:  Peter F. Tegart, President & Chief Executive Officer

With a copy to:

Blake, Cassels & Graydon LLP

595 Burrard Street, Suite 2600

Vancouver, British Columbia

V7X 1L3

Facsimile:  (604) 631-3309

Attention:  Peter J. O’Callaghan

7.4                                                                               Entire Agreement

This Agreement and the documents referred to herein supersede all prior agreements, commitments, arrangements or understandings between the parties hereto with respect to the subject matter hereof.

7.5                                                                               Severability

If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be effected, impaired or invalidated and the parties shall negotiate in good faith to modify the Agreement to preserve each party’s anticipated benefits thereunder.

7.6                                                                               Assignment

This Agreement and the rights, interests and obligations hereunder shall not be assignable by either party without the prior written consent of the other party.

7.7                                                                               Expenses

Each party will pay its own expenses.  Frontier represents and warrants to Eldorado that, except for fees payable to its financial advisor and fees payable to Ross Glanville & Associates Ltd., no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission, or to the reimbursement of any of its expenses, in connection with the Amended Offer.

7.8                                                                               Remedies

The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached.  It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to remedy or prevent non-compliance or breaches with the terms of this Agreement and to enforce specifically the terms and provisions hereof in any court of the Province of British Columbia having jurisdiction; provided that such remedies shall be in addition to, and not in substitution for, any other remedy to which the parties may be entitled at law or in equity.  Nothing in this Agreement shall relieve any party from damages or liability for a breach of any of its representations and warranties or a breach of any of its covenants set forth in this Agreement.

7.9                                                                               Choice of Law

This Agreement shall be governed by, construed and interpreted in accordance with the laws of the Province of British Columbia and the laws of Canada applicable therein (excluding any conflict of laws rule or principle which might refer such construction to the laws of another jurisdiction).

7.10                                                                        Currency

Except as expressly indicated otherwise, all sums of money referred to in this Agreement are expressed and shall be payable in Canadian dollars.

7.11                                                                        Schedules

The following are the Schedules to this Agreement, which form an integral part hereof:

Schedule “A”	-	Definitions

Schedule “B”	-	Representations and Warranties of Eldorado

Schedule “C”	-	Representations and Warranties of Frontier

Schedule “D”	-	Outstanding Agreements to Issue Securities

7.12                                                                        Counterparts

This Agreement may be executed in any number of counterparts, facsimile or otherwise, and each such counterpart shall be deemed to be an original instrument but all such counterparts together shall constitute but one Agreement.

IN WITNESS WHEREOF the parties hereto have caused this Agreement to be executed on their behalf as of the date first written above.

ELDORADO GOLD CORPORATION

By:	/s/ Dawn Moss
Name: Dawn Moss
Title: Corporate Secretary

FRONTIER PACIFIC MINING CORPORATION

By:	/s/ Peter Tegart
Name: Peter Tegart
Title: President & CEO

SCHEDULE “A”
TO SUPPORT AGREEMENT

DEFINITIONS

“Acquisition Proposal” has the meaning set out in section 3.3(a);

“Acquisition Proposal Offeror” has the meaning set out in section 4.1(c)(i);

“affiliate” shall have the meaning attributed to it under the Securities Act (British Columbia);

“Agency” means any domestic or foreign government, court or tribunal or governmental department, agency or other regulatory authority or administrative agency or commission or any elected or appointed public official;

“Agreement” means this Transaction and Support Agreement including the Schedules attached or referred to herein;

“Amended Directors’ Circular” has the meaning set out in section 1.1(k);

“Amended Offer” has the meaning set out in section 1.1(a);

“Applicable Laws” means: (a) the BCBCA, the securities legislation of each province and territory of Canada, the rules, regulations and forms made or promulgated under that legislation, and the policies, bulletins and notices of the regulatory authorities administering that legislation and the rules, regulations, bylaws and policies of the TSX Venture Exchange and the Toronto Stock Exchange, as any of the foregoing may be amended from time to time and (b) any and all statutes, laws (including principles of common law and equity), regulations, ordinances, rules, codes, Orders, bylaws, policies, directions, standards, guidelines and protocols (where such standards, ordinances, rules, codes, policies, directions, guidelines and protocols have the force of law), and other lawful requirements of any Agency now or hereafter in effect;

“Assets” means all of the assets of Frontier of whatever kind and nature and wherever situate;

“Audited Financial Statements” means the audited financial statements of Frontier for the year ended December 31, 2007;

“BCBCA” means the Business Corporation Act (British Columbia);

“business day” means any day other than a Saturday, Sunday or Canadian federal holiday or a day on which the principal banks in Vancouver, British Columbia are not generally open for business during normal business hours;

“Break Fee” has the meaning set out in section 4.1;

“Business” means the business enterprise, and activities currently being carried on by the Frontier Entities;

“Claim” means any claim, demand, investigation, complaint, grievance, action, application, suit, cause of action, Order, notice (including a notice of defect or non-compliance), directive, ticket, charge, summons, citation, indictment, prosecution, information or other similar process, assessment or reassessment, judgment, petition or other proceeding of any nature or kind whatsoever from or commenced by any Person or Agency;

“Closing Conditions” means the closing conditions contained in the Amended Offer;

“Common Shares” means common shares without par value in the capital of Frontier as constituted on the date hereof;

“Contract” means any contract, commitment or understanding (including any lease, license, loan agreement, guarantee, security, indemnity, indenture or other instrument), whether written or oral;

“Depository” means Kingsdale Shareholder Services Inc.;

“Effective Time” has the meaning set out in section 3.1;

“Eldorado” means Eldorado Gold Corporation, a company existing under the laws of Canada;

“Eldorado Public Documents” has the meaning set out in paragraph (f) of Schedule “B”;

“Encumbrance” means any lien, charge, encumbrance, title retention right, security interest, pledge, hypothecation or right of others of any nature or kind whatsoever;

“Expiry Time” has the meaning set out in the Amended Offer;

“Fee Event” has the meaning set out in section 4.1;

“Frontier” means Frontier Pacific Mining Corporation, a company existing under the laws of British Columbia;

“Frontier Entities” means Frontier and its Subsidiaries;

“Frontier Group” means the directors and officers of Frontier and Nor-West Rotors Ltd.;

“Frontier Public Documents” has the meaning set out in paragraph (c) of Schedule C;

“Implementation Conditions” means the conditions described in Section 1.1(h);

“Information Officer” has the meaning set out in section 3.4(a);

“Interim Financials” means unaudited financial statements of Frontier filed pursuant to Applicable Laws since January 1, 2008;

“Liabilities” means obligations, liabilities, settlement payments, awards, judgments, fines, penalties, damages, losses, costs (including remediation costs), expenses and other charges, contingent or otherwise, whether liquidated or unliquidated, matured or unmatured, disputed or undisputed, statutory, contractual, legal or equitable, including professional fees, including fees and disbursements of legal counsel on a full indemnity basis, and all costs incurred in investigating, pursuing or settling any Claim;

“Lock-Up Agreement” has the meaning set out in section 1.1(h)(vi);

“Materially Adverse” means, with respect to a person, any change, effect, event or occurrence that, individually or in the aggregate, is, or would reasonably be expected to be, material and adverse to the business, properties, assets, prospects, liabilities (contingent or otherwise), condition (financial or otherwise), capitalization, operations or results of operations of such person and its subsidiaries, taken as a whole, other than any change, effect, event or occurrence (i) in or relating to general political, economic or financial conditions, including in Canada, the United States, Greece, China, Brazil or Turkey, (ii) in or relating to the state of securities markets in general, including any reduction in market indices, (iii) in or relating to currency exchange rates, (iv) in or relating to the industries in which such person operates in general or the market for gold in general, (v) in or relating to Canadian generally accepted accounting principles or regulatory accounting requirements, (vi) in or relating to any Applicable Laws or any interpretation thereof by any Agency, or (vii) relating to a change in the market trading price of the Common Shares either:  (A) related to this Agreement and the Amended Offer or the announcement thereof; or (B) related to such a change in the market trading price primarily resulting from a change, effect, event or occurrence excluded from this definition of Materially Adverse under clauses (i) to (vi) above, provided, however, that such effect referred to in clauses (i) to (vi) above does not primarily relate to (or have the effect of primarily relating to) that person or its Subsidiaries or disproportionately adversely affect that person and its Subsidiaries, taken as a whole, compared to other companies of similar size operating in the industry in which that person and its Subsidiaries operate;

“NI 43-101” means National Instrument 43-101 - Standards of Disclosure for Mineral Projects;

“Orders” means orders, injunctions, judgments, administrative complaints, decrees, rulings, awards, assessments, directions, instructions, penalties or sanctions issued, filed or imposed by any Agency, court or arbitrator;

“Person” includes an individual, corporation, incorporated or unincorporated association, syndicate or organization, partnership, limited liability company, joint venture, association, joint stock company, trust, trustee, executor, administrator or other legal representative or other entity;

“Representatives” has the meaning set out in section 3.4;

“Second-Step Transaction” has the meaning set out in section 1.4(b);

“Shareholders” means the holders of Frontier Common Shares;

“Subsidiary” means, in relation to a party, a body corporate that is a subsidiary of such party within the meaning of the BCBCA and “Subsidiaries” means, in relation to such party, all of such bodies corporate;

“Superior Proposal” has the meaning set out in section 3.3(b);

“Tax Act” means the Income Tax Act (Canada);

“Taxes” means all taxes, however denominated, including any interest, penalties or other additions that may become payable in respect thereof, imposed by any government or governmental body, which taxes shall include, without limiting the generality of the foregoing, all income or profits taxes (including, but not limited to, Canadian and U.S. federal income taxes and provincial and state income taxes), capital taxes, payroll and employee withholding taxes, unemployment insurance, social insurance taxes (including Canada Pension Plan payments), sales and use taxes, ad valorem taxes, excise taxes, franchise taxes, gross receipt taxes, business licence taxes, occupation taxes, real and personal property taxes, stamp taxes, environmental taxes, transfer taxes, workers compensation, pension assessment and other governmental charges and other obligations of the same or of a similar nature to any of the foregoing; and

“Tax Return” means any material report, information, statement, return or other filing related to, or required in connection with, any Taxes required to be filed with any Agency.

SCHEDULE “B”
TO SUPPORT AGREEMENT

REPRESENTATIONS AND WARRANTIES OF ELDORADO

(a)            Organization and Qualification.  Eldorado has been duly incorporated and is validly existing as a company under the Canada Business Corporations Act and has full corporate power and authority to own its assets and conduct its business as now owned and conducted.

(b)           Authority Relative to this Agreement.  Eldorado has the requisite corporate power and authority to enter into this Agreement and to perform its obligations hereunder.  The execution and delivery of this Agreement by Eldorado and the consummation by Eldorado of the transactions contemplated by this Agreement have been duly authorized by all requisite corporate action on the part of Eldorado and no other corporate proceedings on the part of Eldorado are necessary to authorize this Agreement and the transactions contemplated hereby.  This Agreement has been duly executed and delivered by Eldorado and constitutes a valid and binding obligation of Eldorado, enforceable against Eldorado in accordance with its terms, subject to the availability of equitable remedies and the enforcement of creditors’ rights generally.  The execution and delivery by Eldorado of this Agreement and the performance by it of its obligations hereunder will not result in a material violation or breach of any provision of its constating documents or any resolutions of its directors and shareholders, any applicable law, or, to its knowledge, any regulation, order, judgment or decree (subject to obtaining the consents referred to below), or any agreement, arrangement or understanding to which it is a party or by which its properties are bound.

(c)            Intervening Actions.  There are no claims, actions, proceedings, suits, investigations or reviews pending or, to the best of the knowledge of Eldorado threatened against Eldorado or any of its properties or assets by or before any domestic or foreign government, court or tribunal or government department, agency or other regulatory authority or administrative agency or commission or any elected or appointed public official or existing facts or conditions which may reasonably be expected, individually or in the aggregate, to be a proper basis for claims, actions, proceedings, suits, investigations or reviews that, either individually or in the aggregate, could prevent or hinder the consummation of the transactions contemplated hereby.

(d)           Authorized Share Capital.  The authorized share capital of Eldorado consists of an unlimited number of voting common shares without par value and an unlimited number of convertible non-voting common shares without par value.  As at June 17, 2008, there were 345,469,866 Eldorado common shares outstanding.

(e)            Financial Statements.  The audited consolidated financial statements of Eldorado for the financial year ended December 31, 2007 and the unaudited financial statements of Eldorado for the three months ended March 31, 2008, as contained in the Eldorado Public Documents (as defined below), were prepared in accordance with generally accepted accounting principles in Canada applied on a basis consistent with prior periods (except as noted therein) and present fairly the assets, liabilities (whether accrued, absolute, contingent or otherwise) and financial condition of Eldorado and its subsidiaries on a consolidated basis as at the respective dates thereof and the results of operations of

Eldorado and its subsidiaries on a consolidated basis for the respective periods covered thereby.

(f)            Public Disclosure Documents.  Documents or information filed by Eldorado under applicable securities laws since and including January 1, 2008 to and including the date hereof (collectively, the “Eldorado Public Documents”), did not, as of their respective dates, contain any untrue statement of a material fact relating to Eldorado and its subsidiaries and their respective businesses or omit to state a material fact required to be stated therein or necessary to make the statements relating to Eldorado and its subsidiaries and their respective businesses therein, in light of the circumstances under which they were made, not misleading.

(g)           No Materially Adverse Event.  Except as disclosed in Eldorado Public Documents, since December 31, 2007 to and including the date hereof: (i) no liability or obligation of any nature (whether absolute, accrued, contingent or otherwise) which has had or is reasonably likely to have, a Materially Adverse effect on Eldorado and its subsidiaries taken as a whole has been incurred; and (ii) there has not been any event which has had or is reasonably likely to have a Materially Adverse effect on the business, operations (including results of operations), assets, properties or condition (financial or otherwise) of Eldorado and its subsidiaries taken as a whole.

(h)           Allotment of Eldorado Shares.  Eldorado has conditionally allotted the Eldorado common shares which may be issuable to the Shareholders pursuant to the terms of the Amended Offer and any subsequent Second-Step Transaction.  Any Eldorado common shares issued to the Shareholders under the Amended Offer shall be duly and validly issued as fully paid and nonassessable shares in the capital of Eldorado qualified for distribution by Eldorado in accordance with all Applicable Laws and listed and posted for trading on the Toronto Stock Exchange and will be freely tradeable in Canada by the Shareholders without further filing, consent, qualification or registration of such shares, subject only to prospectus filing or other resale requirements applicable to distributions from the holdings of a “control person” under the Applicable Laws.

(i)             Mineral Reserves and Resources.  The proven and probable mineral reserves and indicated, inferred and measured mineral resources for the mineral properties in which Eldorado or its Subsidiaries holds an interest, as set forth in the Eldorado Public Documents, were established and disclosed in accordance with sound mining, engineering, geoscience and other applicable industry standards and practices, and in accordance with requirements of NI 43-101 and were, at such date, true and correct in all material respects.  There has been no reduction in the aggregate amount of estimated mineral reserves or estimated mineral resources of Eldorado and its Subsidiaries, taken as a whole, from the amounts disclosed in the Eldorado Public Documents.

(j)             Disclosure.  Eldorado has not failed to disclose in the Eldorado Public Documents any information regarding any event, circumstance or action taken or failed to be taken since March 31, 2008 within the knowledge of Eldorado as at the date of this Agreement which could reasonably be expected to have a Materially Adverse effect on Eldorado.

(k)            Property.  Each of Eldorado and its Subsidiaries has good and sufficient right and title to or is entitled to the benefits of all of its properties and assets (real and personal, tangible and intangible, including leasehold interests) including all the properties and assets reflected in the balance sheet forming part of the financial statements referred to in paragraph (e) above, except as indicated in the notes thereto, together with all additions thereto and less all dispositions thereof in the ordinary course of business consistent with past practice, and such properties and assets are  not subject to any Encumbrance or defect in title of any kind except as is reflected in the balance sheets forming part of such financial statements and in the notes thereto, except where the failure to have such title, or the existence of such Encumbrance or defects in title, individually or in the aggregate, would not have a Materially Adverse effect on Eldorado, and except as disclosed in the Eldorado Public Documents.  Each of Eldorado and its Subsidiaries may enter into and upon and hold and enjoy the properties owned or leased by them for the residue of such properties’ respective terms for their own use and benefit without any lawful interruption of or by any other person.

(l)             Mining Concessions and Lands.

(i)             Eldorado and/or its Subsidiaries are the legal and/or beneficial owner of all right, title and interest in and to each mining concession, claim, lease, licence, permit or other right to explore for, exploit, develop, mine or produce minerals or any interest therein identified in the Eldorado Public Documents (“Eldorado Concessions”) and all interests in real property, including licenses, leases, rights of way, surface rights, easements or other real property interests (but excluding Eldorado Concessions) identified in the Eldorado Public Documents (“Eldorado Lands”).  Except as disclosed in Eldorado Public Documents, each Eldorado Concession is in good standing and each Eldorado Concession and all of the Eldorado Lands are held by Eldorado or its Subsidiaries free and clear of all Encumbrances or defects in title. The Eldorado Public Documents set out an up to date, true and accurate map and list in all material respects of (A) the interests of Eldorado and its Subsidiaries in each of the Eldorado Concessions and Eldorado Lands, and (B) the agreement or other document pursuant to which such Eldorado Concessions and Eldorado Lands were acquired by Eldorado or its Subsidiaries, as the case may be. Eldorado or a Subsidiary of Eldorado is lawfully authorized to hold the interests in the Eldorado Concessions and the Eldorado Lands set out in Eldorado Public Documents.

(ii)            To the best of Eldorado’s knowledge and except as disclosed in Eldorado Public Documents, and applying generally accepted standards in the mining industry in the applicable juridictions:

(A)          each Eldorado Concession has been properly located and recorded in compliance with applicable Laws and is comprised of valid and subsisting mineral claims in each case in all material respects;

(B)           Eldorado or its Subsidiaries has the exclusive right to deal with the Eldorado Concessions and the Eldorado Lands;

(C)           no person other than Eldorado or its Subsidiaries has any material interest in the Eldorado Concessions or the Eldorado Lands or any right to acquire any such interest;

(D)           there are no earn-in rights, rights of first refusal, royalty rights or similar provisions which would materially affect Eldorado’s or its Subsidiaries’ interests in the Eldorado Concessions or the Eldorado Lands;

(E)           neither Eldorado nor its Subsidiaries has received any notice, whether written or oral, from any Agency or any person with jurisdiction or applicable authority of any revocation or intention to revoke Eldorado’s or its Subsidiaries’ interests in the Eldorado Concessions or the Eldorado Lands;

(F)           the Eldorado Concessions and Eldorado Lands are in good standing under applicable Law and all work required to be performed has been performed and all Taxes, fees, expenditures and other payments in respect thereof have been paid or incurred and all filings in respect thereof have been made except where the failure to pay fees would not reasonably be expected to cause any of the Eldorado Concessions or Eldorado Lands to no longer be in good standing or cause a Materially Adverse effect in respect of Eldorado.

(iii)           Except as disclosed in the Eldorado Public Documents, there are no adverse claims, actions, suits or proceedings that have been commenced or, to the knowledge of Eldorado and its Subsidiaries, that are pending or threatened, against or affecting or which could affect the title to or right to explore or develop the Eldorado Concessions or the Eldorado Lands, including the title to or ownership by Eldorado or any of its Subsidiaries of any of the foregoing, which might involve the possibility of any judgement or liability affecting the Eldorado Concessions and the Eldorado Lands.

(iv)           To the best of Eldorado’s knowledge, all work and activities carried out in connection with the Eldorado Concessions and on the Eldorado Lands by Eldorado or its Subsidiaries or, to the knowledge of Eldorado and its Subsidiaries, by any other person have been carried out in all material respects in compliance with all applicable Laws, and neither Eldorado nor its Subsidiaries, nor, to the knowledge of Eldorado and its Subsidiaries, any other person, has received any notice of any breach of any such applicable Laws.

(v)            Eldorado and its Subsidiaries have made full disclosure to Frontier of all material facts of which each of Eldorado and its Subsidiaries has knowledge relating to the Eldorado Concessions and the Eldorado Lands.

(m)           Environmental Laws.  Except as disclosed in the Eldorado Public Documents, Eldorado and its Subsidiaries (and their respective businesses and operations):

(i)             are, to the best of Eldorado’s knowledge, in compliance with all applicable Laws, permits and authorizations relating to human health, natural resources, hazardous substances or the environment in each foreign jurisdiction with regulatory jurisdiction over Eldorado or its Subsidiaries (the “Eldorado Environmental Laws”) and all work related to its projects is being undertaken in accordance with the Equator Principles, World Bank guidelines and International Finance Corporation Performance Standards (the “International Standards”); and

(ii)            have obtained all permits and authorizations that are required to carry on their respective businesses and operations, as currently carried on, under all applicable

Eldorado Environmental Laws and have no reason to believe that all other required permits and authorizations will not be issued in a timely manner;

where non-compliance with such laws or permits or failure to obtain those permits could reasonably be expected to have, individually or in the aggregate, a Materially Adverse effect on Eldorado.

(n)           Environmental Liability.  Except as disclosed in the Eldorado Public Documents none of Eldorado nor its Subsidiaries has, with respect to its businesses and operations, at any time received any written notice, written notice of default, order, summons, or notice of judgment or commencement of proceedings of any nature related to any breach, liability or remedial action (or alleged breach, liability or remedial action) arising under the Eldorado Environmental Laws, environmental permits, the International Standards or with respect to environmental matters that could reasonably be expected to have, individually or in the aggregate, a Materially Adverse effect on Eldorado and its Subsidiaries and their businesses and operations, and none of Eldorado nor its Subsidiaries have (with respect to such businesses and operations) any obligation nor have they at any time undertaken to remedy nor is Eldorado or its Subsidiaries aware of, any breach of, or liability under, Eldorado Environmental Laws that have not been duly performed, which breach or liability could reasonably be expected to have, individually or in the aggregate, a Materially Adverse effect on Eldorado.

(o)           Compliance with Applicable Laws.  To the best of its knowledge, Eldorado has complied with all Applicable Laws in connection with this Agreement and the transactions contemplated hereby.

(p)           Reporting Issuer Status.  Eldorado is a reporting issuer or the equivalent thereof and is not in default under the securities legislation of each of the Provinces of Canada.

(q)           Litigation.

(i)             Except as disclosed in the Eldorado Public Documents, there is no claim, action, proceeding or investigation that has been commenced or, to the knowledge of Eldorado, threatened against Eldorado or its Subsidiaries or affecting any of its or their property or assets by or before any Agency which, if determined adversely to Eldorado or its Subsidiaries would, individually or in the aggregate reasonably be expected to have a Materially Adverse effect in respect of Eldorado.  Eldorado is not aware of any existing ground on which any such claim, action, proceeding or investigation might be commenced with any reasonable likelihood of success.

(ii)            Neither Eldorado nor its Subsidiaries is subject to any outstanding judgment, order, writ, injunction or decree which would reasonably be expected to have a Materially Adverse effect in respect of Eldorado.

SCHEDULE “C”
REPRESENTATIONS AND WARRANTIES OF FRONTIER

REPRESENTATIONS AND WARRANTIES:

(a)            Organization and Qualification.  Frontier is validly existing as a corporation under the Business Corporations Act (British Columbia) and has full corporate power and authority to own its property and conduct its businesses as currently owned and conducted.  Frontier and its Subsidiaries are duly qualified to carry on business, and are in good-standing, in each jurisdiction in which the character of their properties, owned or leased, or the nature of their activities makes such qualification necessary, except where the failure to be so qualified or in good standing would not reasonably be expected to have a Materially Adverse effect on Frontier.  The copies of Frontier’s articles and bylaws and all of the constating documents of Frontier’s Subsidiaries provided by Frontier to Eldorado are accurate and complete and have not been amended or superseded, and neither Frontier nor Frontier’s Subsidiaries has not taken any action to amend or supersede such documents.

(b)           Authorized Share Capital.  The authorized capital of Frontier consists of an unlimited number of Common Shares without par value and, as at June 17, 2008 there were 164,779,654 Frontier Common Shares issued and outstanding.  All of the issued and outstanding Frontier Common Shares have been validly issued and are outstanding as fully paid and non-assessable shares, and were not issued in violation of the pre-emptive rights of any Person or any Contract or Applicable Law by which Frontier or its Subsidiaries were bound at the time of the issuance.

                There are no shareholders agreements, voting trusts, pooling agreements or other Contracts, arrangements or understandings in respect of the voting of any of the shares of Frontier or its Subsidiaries.

(c)            Agreements to Issue Securities.  Except as described in the documents or information filed by Frontier under applicable securities laws since and including January 1, 2008 to and including the date hereof (collectively, the “Frontier Public Documents”) or as disclosed in Schedule “D” hereto, there are no options, warrants, conversion privileges, calls or other rights, agreements, arrangements, commitments or obligations of Frontier to issue, sell or acquire any securities of Frontier (including any pre-emptive or similar rights granted by Frontier) or securities or obligations of any kind convertible into or exchangeable for any securities of Frontier or any other person, nor are there outstanding any stock appreciation rights, phantom equity or similar rights, agreements, arrangements or commitments based upon the share price, book value, income or any other attribute of Frontier.  No holder of securities issued by Frontier or any of its Subsidiaries has any right to compel Frontier to register or otherwise qualify securities for public sale.  The Frontier Common Shares are listed for trading only on the TSX Venture Exchange.

(d)           Financial Statements.  The audited consolidated financial statements of Frontier for the financial year ended December 31, 2007 and the unaudited consolidated financial statements of Frontier for the three months ended March 31, 2008, as contained in the Frontier Public Documents, were prepared in accordance with generally accepted accounting principles in Canada applied on a basis consistent with prior periods (except as noted therein) and present fairly the assets, liabilities (whether accrued, absolute, contingent or otherwise) and financial condition of Frontier and its subsidiaries on a consolidated basis as at the respective dates thereof and the results of operations of Frontier and its Subsidiaries on a consolidated basis for the respective periods covered thereby.

(e)            Public Disclosure Documents.  The Frontier Public Documents did not, as of their respective dates, contain any untrue statement of a material fact relating to Frontier and its subsidiaries and their respective businesses or omit to state a material fact required to be stated therein or necessary to make the statements relating to Frontier and its subsidiaries and their respective businesses therein, in light of the circumstances under which they were made, not misleading.

(f)            No Materially Adverse Event.  Except as disclosed in Frontier Public Documents since December 31, 2007, up to and including the date hereof: (i) no liability or obligation of any nature (whether absolute, accrued, contingent or otherwise) which has had or is reasonably likely to have, a Materially Adverse effect on Frontier and its Subsidiaries taken as a whole has been incurred; and (ii) there has not been any event which has had or is reasonably likely to have a Materially Adverse effect on the business, operations (including results of operations), assets, properties or condition (financial or otherwise) of Frontier and its Subsidiaries taken as a whole.

(g)           Subsidiaries.  The only Subsidiaries of Frontier and their respective jurisdictions of incorporation are identified in the Frontier Public Documents.  Each such Subsidiary has been duly formed and organized and is validly existing under applicable Laws and has full power to own its property and conduct its businesses as currently owned and conducted.  All of the outstanding shares and other ownership interests of Frontier’s Subsidiaries are validly issued, fully paid and non-assessable and all securities and other ownership interests owned directly or indirectly by Frontier are owned free and clear of all Encumbrances, except as set out in the Frontier Public Documents. There are no options, warrants, conversion privileges or other rights, agreements, arrangements or commitments obligating Frontier or its Subsidiaries to issue, sell or acquire any securities of that Subsidiary (including any pre-emptive or similar rights granted by Frontier or its Subsidiaries) or securities or obligations of any kind convertible into or exchangeable for securities or other ownership interests of that Subsidiaries or any other person.  There are no outstanding stock appreciation rights, equity or similar rights, agreements, arrangements or commitments based on the book value, income or any other attribute of Frontier’s Subsidiaries.  Frontier does not hold any equity interest, or right to acquire an equity interest, in any person, other than its interests in its Subsidiaries.

(h)           Authority Relative to this Agreement.  Frontier has the requisite corporate power and authority to enter into this Agreement and all documents and agreements contemplated herein to which it is or will be a party and to perform its obligations hereunder and thereunder.  The execution and delivery of this Agreement by Frontier has been duly authorized by the board of directors of Frontier and no other corporate proceedings of Frontier on the part of Frontier or the Shareholders are necessary to authorize this Agreement and the transactions contemplated hereunder.  This Agreement has been duly executed and delivered by Frontier and constitutes a legal, valid and binding obligation of Frontier enforceable by Eldorado against Frontier in accordance with its terms, subject to the availability of equitable remedies and the enforcement of creditors’ rights generally.  Except as disclosed in the Frontier Public Documents, the execution and delivery by Frontier of this Agreement and performance by it of its obligations hereunder and the transactions contemplated hereby, including, but not limited to, the making of the Amended Offer by Eldorado, the taking up and payment for Frontier Common Shares deposited thereunder and any subsequent Second-Step Transaction carried out and consummated in accordance with the Applicable Laws, will not result in:

(i)             a violation, conflict or breach of any provision of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, require any consent to be obtained under or give rise to any third party rights of termination, amendment, first refusal, shot-gun, acceleration, cancellation or penalty or payment obligation or right of purchase or sale under any provision of:

(A)          its constating documents or any resolution of its directors or Shareholders or those of its Subsidiaries;

(B)           any Applicable Law or, to its knowledge, any regulation, order, judgment or decree (subject to obtaining the authorizations, consents and approvals referred to in paragraph (e)); or

(C)           any agreement, arrangement or understanding to which it or its Subsidiaries is a party or by which any of them or their properties or assets is bound or affected that, individually or in the aggregate, could reasonably be expected to result in a Materially Adverse effect on Frontier;

(ii)            the imposition of any Encumbrance upon any of its assets or the assets of its Subsidiaries that, individually or in the aggregate, could reasonably be expected to result in a Materially Adverse effect on Frontier; or

(iii)           other than pursuant to the employment agreements disclosed by Frontier to Eldorado in writing as of the date hereof, the obligation on Frontier to make any “change of control” payment or other similar obligation.

(i)             Approvals.  Other than in connection with or in compliance with the provisions of Applicable Laws, no authorization, consent or approval of, or filing with, any Agency is necessary for the consummation by Frontier of its obligations under this Agreement, except for such authorizations, consents, approvals and filings the failure by any party to obtain or make which would not, individually or in the aggregate, prevent or materially delay the consummation of the transactions contemplated hereunder.

(j)             Liabilities.  Frontier and its Subsidiaries have no indebtedness outstanding, other than trade payables incurred in the ordinary course of business.  Frontier and its Subsidiaries have no liabilities or obligations of any nature (whether accrued, absolute, contingent, determined, determinable or otherwise), and there is no existing condition, situation or set of circumstances which could be expected to result in such a liability or obligation, other than liabilities or obligations disclosed, reflected or provided for in Frontier’s audited financial statements as at and for the year ended December 31, 2007, unaudited interim financial statements as at and for the three months ended March 31, 2008, or liabilities and obligations incurred in the ordinary course of business consistent with past practice and attributable to the period since March 31, 2008, which are not either individually or in the aggregate material to Frontier or its Subsidiaries, taken as a whole.

(k)            Absence of Certain Changes or Events.  Since December 31, 2007, except as contemplated by this Agreement and except as has been disclosed in the Frontier Public Documents filed prior to the date of this Agreement:

(i)             each of Frontier and its Subsidiaries has conducted its business only in the ordinary course of business consistent with past practice;

(ii)            no liability or obligation of any nature (whether absolute, accrued, contingent or otherwise) material to Frontier and its Subsidiaries, taken as a whole, has been incurred other than in the ordinary course of business consistent with past practice;

(iii)           there has not been any Materially Adverse event with respect to Frontier; and

(iv)          as of the date of this Agreement, there are no material change reports filed on a confidential basis with any Government Authority which remain confidential.

(l)             Disclosure.  Frontier has not failed to disclose in the Frontier Public Documents any information regarding any event, circumstance or action taken or failed to be taken since March 31, 2008 within the knowledge of Frontier as at the date of this Agreement which could reasonably be expected to have a Materially Adverse effect on Frontier.

(m)           Compliance.  Except for any conflicts, defaults or violations that could not, individually or in the aggregate (taking into account the impact of any cross defaults), reasonably be expected to have a Materially Adverse effect on Frontier, none of Frontier nor its Subsidiaries is in conflict with, or in default (including cross defaults) under or in violation of:

(i)             its constating documents or any resolutions of its directors or Shareholders;

(ii)            any Applicable Laws or any order, permit, judgement or decree applicable to it or by which any of its properties or assets is bound or affected; or

(iii)           any note, bond, mortgage, indenture, contract, licence, permit or government grant or any agreement, arrangement or understanding to which it is a party or by which any of its properties or assets is bound or affected.

Except as disclosed in Frontier Public Documents, none of Frontier or any of its Subsidiaries has received any notice of any complaint, investigation, proceeding or action pending or threatened which involve allegations of non-compliance with Applicable Laws.  Frontier and its Subsidiaries own, possess or have obtained and are in compliance in all material respects with, all permits, approvals, licences, consents, certificates, registrations or similar authorizations necessary to conduct their business as now conducted except where failure to own, possess, have obtained or be in compliance would not have a Materially Adverse effect on Frontier and its Subsidiaries, taken as a whole.

(n)           Property.  Each of Frontier and its Subsidiaries has good and sufficient right and title to or is entitled to the benefits of all of its properties and assets (real and personal, tangible and intangible, including leasehold interests) including all the properties and assets reflected in the balance sheet forming part of the financial statements referred to in paragraph (d) above, except as indicated in the notes thereto, together with all additions thereto and less all dispositions thereof in the ordinary course of business consistent with past practice, and such properties and assets are  not subject to any Encumbrance or defect in title of any kind except as is reflected in the balance sheets forming part of such financial statements and in the notes thereto, except where the failure to have such title, or the existence of such Encumbrance or defects in title, individually or in the aggregate, would not have a Materially Adverse effect on Frontier, and except as disclosed in the Frontier Public Documents.  Each of Frontier and its Subsidiaries may enter into and upon and hold and enjoy the properties owned or leased by them for the residue of such properties’ respective terms for their own use and benefit without any lawful interruption of or by any other person.

(o)           Mineral Reserves and Resources.  The indicated, inferred and measured mineral resources for the mineral properties in which Frontier or its Subsidiaries holds an interest, as set forth in the Frontier Public Documents, were established and disclosed in accordance with sound mining, engineering, geoscience and other applicable industry standards and practices, and in accordance with requirements of NI 43-101 and were, at such date, true and correct in all material respects.  There has been no reduction in the aggregate amount of estimated mineral reserves or estimated mineral resources of Frontier and its Subsidiaries, taken as a whole, from the amounts disclosed in the Frontier Public Documents.

(p)           Mining Concessions and Lands.

(i)             Frontier and/or its Subsidiaries are the legal and/or beneficial owner of all right, title and interest in and to each mining concession, claim, lease, licence, permit or other right to explore for, exploit, develop, mine or produce minerals or any interest therein identified in the Frontier Public Documents (“Concessions”) and all interests in real property, including licenses, leases, rights of way, surface rights, easements or other real property interests (but excluding Concessions) identified in the Frontier Public Documents (“Lands”).  Except as disclosed in Frontier Public Documents, each Concession is in good standing and each Concession and all of the Lands are held by Frontier or its Subsidiaries free and clear of all Encumbrances or defects in title. The Frontier Public Documents set out an up to date, true and accurate map and list in all material respects of (A) the interests of Frontier and its Subsidiaries in each of the Concessions and Lands, and (B) the agreement or other document pursuant to which such Concessions and Lands were acquired by Frontier or its Subsidiaries, as the case may be. Frontier or a Subsidiary of Frontier is lawfully authorized to hold the interests in the Concessions and the Lands set out in Frontier Public Documents.

(ii)            To the best of Frontier’s knowledge and except as disclosed in Frontier Public Documents, and applying generally accepted standards in the mining industry in Greece, Peru, or Columbia, as applicable:

(A)          each Concession has been properly located and recorded in compliance with applicable Laws and is comprised of valid and subsisting mineral claims in each case in all material respects;

(B)           Frontier or its Subsidiaries has the exclusive right to deal with the Concessions and the Lands;

(C)           no person other than Frontier or its Subsidiaries has any material interest in the Concessions or the Lands or any right to acquire any such interest;

(D)           there are no earn-in rights, rights of first refusal, royalty rights or similar provisions which would materially affect Frontier’s or its Subsidiaries’ interests in the Concessions or the Lands;

(E)           neither Frontier nor its Subsidiaries has received any notice, whether written or oral, from any Agency or any person with jurisdiction or applicable authority of any revocation or intention to revoke Frontier’s or its Subsidiaries’ interests in the Concessions or the Lands;

(F)           the Concessions and Lands are in good standing under applicable Law and all work required to be performed has been performed and all Taxes, fees, expenditures and other payments in respect thereof have been paid or incurred and all filings in respect thereof have been made except where the failure to pay fees would not reasonably be expected to cause any of the Concessions or Lands to no longer be in good standing or cause a Materially Adverse effect in respect of Frontier.

(iii)           Except as disclosed in the Frontier Public Documents, there are no adverse claims, actions, suits or proceedings that have been commenced or, to the knowledge of Frontier and its Subsidiaries, that are pending or threatened, against or affecting or which could affect the title to or right to explore or develop the Concessions or the Lands, including the title to or ownership by Frontier or any of its Subsidiaries of any of the foregoing, which might involve the possibility of any judgement or liability affecting the Concessions and the Lands.

(iv)          To the best of Frontier’s knowledge, all work and activities carried out in connection with the Concessions and on the Lands by Frontier or its Subsidiaries or, to the knowledge of Frontier and its Subsidiaries, by any other person have been carried out in all material respects in compliance with all applicable Laws, and neither Frontier nor its Subsidiaries, nor, to the knowledge of Frontier and its Subsidiaries, any other person, has received any notice of any breach of any such applicable Laws.

(v)           Frontier and its Subsidiaries have made full disclosure to Eldorado of all material facts of which each of Frontier and its Subsidiaries has knowledge relating to the Concessions and the Lands.

(q)           Tax Matters.

(i)             Each of Frontier and its Subsidiaries has filed all tax returns required to be filed by it (and such returns are true, complete and correct in all material respects), has paid in full on a timely basis all Taxes that are imposed under any laws or by any relevant taxing authority that are due and payable and has made adequate provision in the financial statements referred to above for the payment of all Taxes not then due and payable including all Taxes shown to be payable on the returns or on subsequent assessments with respect thereto and no other Taxes are payable by Frontier or its Subsidiaries with respect to the items or time periods covered by the returns.  Each of Frontier and its Subsidiaries has made adequate and timely payment of instalments of the Taxes for the taxation period ending on or immediately before the Expiry Time.  With respect to any taxation period up to and including the Expiry Time for which tax returns have not yet been filed or for which Taxes are not yet due and payable, each of Frontier and its Subsidiaries, has only incurred liabilities for Taxes in the ordinary course of its business consistent with past practice.  Except as disclosed in writing to Eldorado on or prior to the date of this Agreement, there are no outstanding waivers of any limitation periods or agreements providing for an extension of time for the filing of any tax return or the payment of any Taxes.  No deficiencies exist or have been asserted with respect to Taxes of Frontier or its Subsidiaries, neither Frontier nor any Subsidiaries is a party to any action or proceeding or assessment or collection of Taxes, nor has any such event been asserted or threatened against Frontier nor its Subsidiaries or any of their respective assets and, to the best of Frontier’s knowledge, as of the date of this Agreement none of Frontier or its Subsidiaries is subject to any assessments, penalties or levies with respect to Taxes that will result in any liability on its part in respect of any period ending on or before the Expiry Time in excess of the amount provided for in the financial statements referred to above.  Except as disclosed in writing to Eldorado on or prior to the date of this Agreement, to the knowledge of Frontier and its Subsidiaries, no audit, investigation, assessment or reassessment of Taxes is reasonably anticipated or imminent.

(ii)            To the best of Frontier’s knowledge, Frontier and each of its Subsidiaries has withheld from each payment made to all of its current and former officers, directors and employees, and from each other payment of any nature made to any person, the amount of all Taxes including, but not limited to, income tax and other deductions required to be withheld therefrom and has paid the same to the applicable Agency within the time required under applicable Laws.

(r)            Environmental Laws.  Except as disclosed in the Frontier Public Documents, Frontier and its Subsidiaries (and their respective businesses and operations):

(i)             are, to the best of Frontier’s knowledge, in compliance with all applicable Laws, permits and authorizations relating to human health, natural resources, hazardous substances or the environment in Greece, Peru or Columbia and in other applicable foreign jurisdictions with regulatory jurisdiction over Frontier or its Subsidiaries (the “Environmental Laws”) and all work related to the Perama Hill Project in Greece, the Taraira Project in Columbia, and the Macusani Project in Peru is being undertaken in accordance with the Equator Principles, World Bank guidelines and International Finance Corporation Performance Standards (the “International Standards”); and

(ii)            have obtained all permits and authorizations that are required to carry on their respective businesses and operations, as currently carried on, under all applicable Environmental Laws and have no reason to believe that all other required permits and authorizations will not be issued in a timely manner, where non-compliance with such laws or permits or failure to obtain those permits could reasonably be expected to have, individually or in the aggregate, a Materially Adverse effect on Frontier.

(s)            Environmental Liability.  Except as disclosed in the Frontier Public Documents none of Frontier nor its Subsidiaries has, with respect to its businesses and operations, at any time received any written notice, written notice of default, order, summons, or notice of judgment or commencement of proceedings of any nature related to any breach, liability or remedial action (or alleged breach, liability or remedial action) arising under the Environmental Laws, environmental permits, the International Standards or with respect to environmental matters that could reasonably be expected to have, individually or in the aggregate, a Materially Adverse effect on Frontier and its Subsidiaries and their businesses and operations, and none of Frontier nor its Subsidiaries have (with respect to such businesses and operations) any obligation nor have they at any time undertaken to remedy nor is Frontier or its Subsidiaries aware of, any breach of, or liability under, Environmental Laws that have not been duly performed, which breach or liability could reasonably be expected to have, individually or in the aggregate, a Materially Adverse effect on Frontier.

(t)            Determinations by the Board.  The board of directors of Frontier (after receiving advice from its legal and financial advisors) has unanimously (other than directors abstaining from voting by reason of conflict of interest or financial interest) determined that the Amended Offer and the performance by Frontier of its obligations under this Agreement are in the best interests of Frontier and its Shareholders.

(u)           Books and Records.  The corporate records and minute books of Frontier and its Subsidiaries have been maintained substantially in accordance with all Applicable Laws and are complete and accurate in all material respects.

(v)           Insurance.  Policies of insurance in force as of the date hereof naming Frontier as insured, and its Subsidiaries as included insureds, adequately cover all risk reasonably and prudently foreseeable in the operation and conduct of their respective businesses for which, having regard to the nature of such risk and the relative cost of obtaining insurance, it is in the opinion of Frontier, acting reasonably, prudent to seek insurance rather than provide for self insurance.  All such policies of insurance shall remain in force and effect and shall not be cancelled or otherwise terminated as a result of the transactions contemplated hereby.

(w)           Employment Agreements.

(i)             Except as disclosed in the Frontier Public Documents, neither Frontier nor any Subsidiaries has any written or oral employment, service or consulting agreement relating to any one or more individuals, except for oral employment agreements which are of indefinite term and without any special arrangements or commitments with respect to the continuation of employment or payment of any particular amount upon termination of employment or change of control of Frontier.

(ii)            Except as set forth in the Frontier Public Documents, Frontier has not declared or paid, or committed to declare or pay, any amount to any person in respect of a performance or incentive or other bonus or in connection with the completion of the Amended Offer or any other transaction contemplated hereby, that in each case has not been paid.

(x)            Material Contracts.  All Contracts material for the business, the assets or the equity value of Frontier and its Subsidiaries (the “Material Contracts”) to which Frontier or any of its Subsidiaries is a party are in full force and effect, and Frontier and such Subsidiaries are entitled to all rights and benefits thereunder in accordance with the terms hereof.  All of the Material Contracts are valid and binding obligations of Frontier enforceable in accordance with their respective terms, except as may be limited by bankruptcy, insolvency, fraudulent transfer and similar laws affecting the creditors’ rights generally and general principles of equity. Frontier and its Subsidiaries have complied in all material respects with all terms of such Material Contracts, have paid all amounts due thereunder, have not waived any rights thereunder and no default or breach exists in respect thereof on the part of Frontier or any of its Subsidiaries, except where failure to comply or pay or where such waiver, default or breach would not have a Materially Adverse effect on Frontier and its Subsidiaries, taken as a whole.  As at the date hereof, Frontier has not received written notice that any party to a Material Contract intends to cancel, terminate or otherwise modify or not renew such Material Contract, and to the knowledge of Frontier, no such action has been threatened.  Except as disclosed in the Frontier Public Documents, neither Frontier nor any of its Subsidiaries is a party to any Material Contract that contains any non-competition obligation or otherwise restricts in any material way the business of Frontier or any of its Subsidiaries. There are no third party consents required under any of the Material Contracts of Frontier and its Subsidiaries required for the completion of the transactions contemplated by this Agreement.

(y)           Compliance with Applicable Laws.  To the best of its knowledge, Frontier has complied with all Applicable Laws in connection with this Agreement and the transactions contemplated hereby.

(z)            Non-Arm’s Length Agreements.  Other than as referred to in the Frontier Public Documents there are no agreements entered into by Frontier or its Subsidiaries with any person (other than Frontier or its Subsidiaries) that is not at “arm’s length” with Frontier (within the meaning of that expression in the Tax Act).

(aa)          United States Applicable Laws.

(i)             To the knowledge of Frontier, Frontier is a “foreign private issuer” (as such term is defined in Rule 3b-1 under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”)).

(ii)            To the knowledge of Frontier, U.S. holders for purposes of Rule 14d-1(b) under the Exchange Act hold no more than 40% of the Shares.

(bb)         Reporting Issuer Status.  Frontier is a reporting issuer or the equivalent thereof and is not in default under the securities legislation of Alberta, British Columbia and Ontario.

(cc)          Compliance with Foreign Corrupt Practices Legislation.  There have been no actions taken or omissions made by Frontier or, any of its Subsidiaries or any of their affiliates which are, to Frontier’s knowledge, in violation of the Corruption of Foreign Public Officials Act (Canada) or any other similar Law of Greece.

(dd)         Litigation.

(i)             Except as disclosed in the Frontier Public Documents, there is no claim, action, proceeding or investigation that has been commenced or, to the knowledge of Frontier, threatened against Frontier or its Subsidiaries or affecting any of its or their property or assets by or before any Agency which, if determined adversely to Frontier or its Subsidiaries would, individually or in the aggregate reasonably be expected to have a Materially Adverse effect in respect of Frontier.  Frontier is not aware of any existing ground on which any such claim, action, proceeding or investigation might be commenced with any reasonable likelihood of success.

(ii)            Neither Frontier nor its Subsidiaries is subject to any outstanding judgment, order, writ, injunction or decree which would reasonably be expected to have a Materially Adverse effect in respect of Frontier.

SCHEDULE “D”
TO SUPPORT AGREEMENT

AGREEMENTS TO ISSUE SECURITIES

See attached.

D-1